UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO WILL PAY FIRST PORTION OF
DIVIDEND APPROVED AT THE APRIL 2012 SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, May 22, 2012 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced that on May 30, 2012, the Company will pay the first portion of the dividend approved according to Resolution IV of the General Annual Shareholders’ Meeting held April 16, 2012, which held the following:

Approval that from the account for net income pending allocation which is equal to approximately Ps. 1,416,688,649 (ONE BILLION, FOUR HUNDRED SIXTEEN MILLION, SIX HUNDRED EIGHTY EIGHT THOUSAND, SIX HUNDRED AND FORTY NINE PESOS) a dividend is declared to be paid in the amount of Ps. 1,130,000,000 (ONE BILLION, ONE HUNDRED THIRTY MILLION PESOS), to be divided among each outstanding share as of the payment date, excluding the shares repurchased by the Company as of each payment date per Article 56 of the Mexican Securities Market Law; the remaining net income pending application once the dividend has been paid will remain as net income pending application.  The dividend will be paid as follows:

a)     Ps. 847,500,000.00 (EIGHT HUNDRED FORTY SEVEN MILLION, FIVE HUNDRED THOUSAND PESOS) on or before May 31, 2012

b)     Ps. 282,500,000.00 (TWO HUNDRED EIGHTY TWO MILLION, FIVE HUNDRED THOUSAND PESOS) on or before November 30, 2012

Accordingly, the first portion is equivalent to Ps. 1.5969 per share outstanding and will be paid on May 30, 2012.

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.

Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Rodrigo Guzmán, Chief Financial Officer	i-advize Corporate Communications
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Tel: 212 406 3690
Tel: 52 (33) 38801100
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter:        http://twitter.com/aeropuertosGAP

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Press Release	Page of 2 of 2

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: May 22, 2012